Exhibit 99.2 Dear Shareholders, We delivered robust results in the third quarter of 2025 and remain enthusiastic about the opportunities the AI revolution brings to Similarweb. These results reflect the strength of our comprehensive and proprietary Digital Data - trusted by thousands of organizations for mission-critical insights that power smarter, faster decision-making and help them win their markets. Total revenue in the third quarter of 2025 (Q3-25) increased by 11% (YoY), reflecting the strong demand for our Digital Data. Our customer base increased by 15% YoY to 6,127 ARR customers and our remaining performance obligations (RPO) increased by 26% YoY, outpacing revenue growth and reinforcing long-term visibility. Q3-25 marked our eighth consecutive quarter of positive normalized free cash flow, and we cemented our return to non-GAAP operating profitability as we remain focused on delivering profitable growth. The commercial interest in our Generative AI data and solutions remains strong. Revenues from Generative AI data and solutions continued to expand in the Third Quarter and are among our fastest growing revenue streams. We are reiterating full year revenue expectations and raising our operating profit forecasts following better than expected results in the third quarter and our disciplined execution. Business performance Total revenue for Q3-25 was $71.8 million, an increase of 11% compared to $64.7 million in the third quarter of 2024 (Q3-24), in line with guidance. Our Q3-25 results benefited from growth in overall customers and as well as increased revenues from some of the new products we launched over the last year including App Intelligence and Gen AI Intelligence.  YoY growth was impacted by comparison to a strong Q3-24 as well as the early recognition of certain LLM evaluation revenues in Q2-25, which had originally been expected in Q3. 1 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 We continue to see healthy top-of-funnel demand from companies of all sizes, reinforcing the importance of Similarweb’s Digital Data across segments. Our $100K+ ARR customer segment continues to expand and deepen. As of September 30, 2025, this group represented 63% of total ARR reflecting the growing enterprise demand for our Digital Data. The number of customers who generate more than $100,000 in ARR grew from 395 as of September 30, 2024, to 447 as of September 30, 2025, representing an increase of 13% 2 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 YoY. While, the average annual revenue per customer decreased slightly to approximately $370,000, as compared to $371,000 in Q3-24. * Including recent acquisitions While our largest customers continue to grow, we are equally encouraged by the strong momentum in new customer acquisition as well. As of September 30, 2025 our total ARR customer base grew to 6,127 accounts, representing a 15% increase year-over-year. This growth continues to outpace revenues, which we view as a healthy indicator of demand and a leading signal for future expansion. It reflects growing awareness of the value Similarweb’s digital data brings across a wide range of customers, industries and use cases. * Including recent acquisitions 3 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 In Q3-25, we achieved an overall NRR of 98% across all customers and an NRR of 105% among customers with over $100,000 ARR, a decrease from 101% and 111% respectively in Q3-24. This decline reflects the strong expansion activity in 2024, particularly from large contracts booked during the second and third quarter of last year. It is important to note that our NRR calculations exclude LLM data evaluation contracts (that start as one-time) that we expect to convert into ARR contracts in the future. We are encouraged by the improving trends in GRR that increased sequentially in Q3 and was our highest in two years. This improvement is a direct result of the investments made in our account management and customer success teams as well as improvements to our product onboarding experience and overall engagement. These initiatives are already driving healthier engagement and are expected to support improvement in NRR across both overall and enterprise segments.  4 Similarweb Q3 2025 Shareholder Letter similarweb
Exhibit 99.2

Our ability to scale from a single use case to an enterprise-wide solution continues to drive meaningful growth across our customer base. One strong example is a leading American multinational beauty company that began working with Similarweb in 2018 through a ~$100K engagement with its eCommerce team seeking to better understand audience search behavior. Over time, adoption expanded across global eCommerce and Data Analytics teams, supported by broader advisory services reports, new retailer and market coverage, and enhanced historical and country-level data.

These insights have driven product development and optimized retailer inventory performance. In Q3 2025, an additional 6 figure expansion brought new teams on board, growing annual recurring revenue to more than $600K— a ~6x increase that illustrates how Similarweb can scale from a single use case to become a critical source of intelligence across teams, regions, and strategic functions.

We are super proud that Similarweb Digital Data has become deeply embedded in our customers' decision processes at all levels of their organizations. As of the end of Q3-25, 58% of our ARR was generated from customers who contracted under multi-year subscription commitments, compared to 45% at the same time last year and 37% three years ago. We believe this is a strong indicator of the long-term durability of our customer relationships and demand for our solutions.


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What often begins as a focused engagement can scale into multi-solution, seven-figure relationships as customers experience the breadth and depth of Similarweb's Digital Data. A global recruitment company exemplifies how a single-product engagement can evolve into a multi-solution, seven-figure, multi-year partnership. In 2017, its Corporate Development team purchased Similarweb Web Intelligence to identify high-growth job

5 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 boards for potential partnerships and acquisitions in an ARR deal worth ~$100k. What started as a single-team contract has since expanded more than tenfold across the organization, with its International Sales, Client Services, and Insights teams now relying on Similarweb data as part of their daily operations. Over time, the customer purchased additional solutions including Advisory Services, Data Feeds, and additional country-level filters, with regular insights shared at the executive and board levels. During 2025, it increased its contracts by 30% including a 6 digit App Intelligence expansion extending access to Growth Marketing, Product, R&D, and Analytics teams, bringing ARR to over $1M. The 10x increase underscores Similarweb’s enterprise-wide impact. We are super proud that our data helped the company close a >50% referral traffic gap from Google Jobs boards compared to key competitors within six months. Our data used to guide multiple successful M&A decisions and also contributed to increased job seeker and employer market share across eight key markets Business highlights At our core, we are a data company. Our unique data asset, Similarweb Digital Data, provides the foundation for our solutions and consists of our proprietary estimations of the performance of companies, markets, products, consumer behavior, and trends in the digital world. We invest continuously in our technology and analytics to expand and enhance our data in order to deliver the most comprehensive and valuable understanding of the ever-changing digital landscape.   In 2025, we translated this data strength into new intelligence products — expanding across advertising, mobile apps, and AI — to provide our customers with faster, deeper insights into how people and businesses engage online. Similarweb and the AI revolution The AI revolution is accelerating, and we are already seeing clear traction across key use cases. As a leading supplier of digital data, the AI revolution presents significant opportunities for us. High quality, comprehensive, actionable and trusted data, like Similarweb’s, is a critical and foundational component for every AI and LLM tech stack. 6 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 We remain focused on three high-impact opportunities that are showing strong traction: 1. Generative AI & LLM Data Partnerships - we continue to supply our unique and fresh Digital Data to companies that are building their own LLMs and Generative AI applications. 2. GenAI Intelligence - Our GenAI Intelligence suite continues to gain traction with customers. In October we launched Web Intelligence 4.0 which integrates our GenAI capabilities directly into our Web Intelligence solution providing a more comprehensive view of the digital world. ARR from our GenAI intelligence products has grown rapidly to more than $1m since the launch in April, clear evidence of accelerating demand. 3. AI Agents - We continue to roll out AI agents to help our customers maximize the utility of our data in the most efficient manner. By deploying our AI agents across various use cases we can dramatically reduce the time these tasks require and the time-to-value for our customers. Utilization of our AI Agents continues to grow. For example, 27% of our Sales Intelligence customers use our AI Meeting Prep and AI Outreach Agents and utilization is growing sequentially. Launching Similarweb MCP In September, we launched our new Similarweb MCP (Model Context Protocol) Server, a key milestone in our deployment of data-driven AI offerings. Similarweb’s MCP server delivers trusted digital-market intelligence directly into AI agents and workflows. This new product empowers users with the tools to integrate our traffic, competitor, keyword, app, audience and market insights at scale via LLMs and automation tools such as Claude, Copilot, Cursor, Zapier, OpenAI’s Agent Builder, n8n and more. MCP is the new standard for connectivity and collaboration between AI tools and data sources. We developed the Similarweb MCP to enable clients to achieve more with our data and remove the technical barrier that traditionally comes with APIs. The MCP server addresses this barrier by providing structured access to Similarweb Digital Data and embedding it into AI-based workflows. 7 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 We believe the MCP expands our addressable market to include marketers and SEO use cases, and customer-insight functions that can integrate our data quickly and effortlessly. 8 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Potential use cases include: SEO & Market Monitoring: Agents that track competitors, market share shifts, and emerging opportunities in real time. Content Optimization: Agents that identify keyword gaps and top-performing content to improve digital reach and marketing efficiency. Market Research: Agents that benchmark performance and reveal industry insights in real time for faster, data-driven decisions. Customer Intelligence: Audience and behavioural analytics tools to identify high-value prospects, improve retention, and uncover new expansion opportunities. For further information checkout our blogpost and demo. As noted above, AI related revenues are among our fastest growing revenue streams and the pipeline for these opportunities continues to expand . Similarweb App Intelligence - strong customer adoption Launched in March, Similarweb App Intelligence has seen strong early adoption. Customer count grew from 484 at the end of Q1 to 580 by the end of Q3 2025, and ARR reached nearly $10 million. Similarweb App Intelligence brings rich insights to the mobile ecosystem and further expands our suite of data–driven products that provide a holistic view of the digital world across web, mobile web and apps. Similarweb Digital Data today covers over 4 million iOS and Android apps across 58 Countries with a unified or split view of iOS and Android performance. App Intelligence provides our clients with a comprehensive suite of App data including rankings, downloads, usage engagement, retention, and audience demographics. 9 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 One of our most exciting new App Intelligence customers is a fast growing global eCommerce platform that recently signed a six figure multi-year contract. The company purchased App Intelligence to strengthen its competitive benchmarking and improve their understanding of user acquisition and performance strategies across the global eCommerce landscape. Their advertising team now leverages Similarweb insights to improve marketing performance and growth efficiency. 10 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Our Financial Results When examining our financial results, please note that references to expenses and operating results (other than revenue) are presented both on a GAAP and on a non-GAAP basis below, and that all non-GAAP results are reconciled to the most directly comparable GAAP results in the financial statements exhibits presented at the end of this letter. Revisiting our top line results, in Q3-25 we delivered revenue of $71.8 million, reflecting 11% growth as compared to Q3-24, driven primarily by an increase in the number of customers as well as increased revenue from some of the new products we launched over the last year including App Intelligence and Gen AI Intelligence, as discussed above. Our GAAP gross profit totaled $57.2 million and our non-GAAP gross profit totaled $57.9 million in Q3-25, compared to $50.5 million and $51.8 million in Q3-24, respectively. Non-GAAP gross margin increased to 81% in Q3-25, versus 80% in Q3-24. Our GAAP operating expenses increased to $59.9 million and our non-GAAP operating expenses increased to $53.3 million in Q3-25 from $52.9 million and $47.5 million in Q3-24, respectively. On a marginal basis, non-GAAP operating expenses increased and represented 74% of revenue in Q3-25 as compared to 73% of revenue in Q3-24 but decreased sequentially as compared to 78% in Q2-25. Specific components of our third quarter 2025 operating expenses: Our GAAP research and development investment increased to $18.5 million and our non-GAAP research and development investment increased to $16.1 million in Q3-25, from $14.5 million and $13.1 million in Q3-24, respectively. As a percentage of revenue, non-GAAP research and development expenses increased to 22% in Q3-25, as compared to 20% in Q3-24. We expect non-GAAP research and development expenses to increase in absolute dollars as we continue to invest in our data moat and innovation and expand our R&D team. GAAP sales and marketing expenses increased to $29.2 million and non-GAAP sales and marketing expenses increased to $27.0 million in Q3-25, from $26.8 million and $24.9 million in Q3-24, respectively, driven primarily by the increased investment in our sales force. As a percentage of revenue, non-GAAP sales and marketing expenses remained at 38% in Q3-25, as compared to 38% in Q3-24, and a sequential decrease from 41% in 11 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Q2-25. We are starting to benefit from improved productivity of the new salespeople we hired beginning in the fourth quarter of 2024, including a 28% sequential increase in yield and 21% sequential increase in deals per rep in the Third Quarter. These metrics provide us with confidence in the outlook for Q4 and 2026. An operating tenet in our model is that our sales and marketing costs are divided with approximately 45% to 50% attributable to new customer acquisition (land), and the remaining 50% to 55% attributable to retention, upselling and cross-selling (expand) of our existing customer base. When analyzing our investment in customer acquisition costs (CAC) for growth efficiency, we track an estimated payback period. As of Q3-25, the average payback ranges between 22 and 23 months, primarily due to long sales cycles over the last year. Payback from expansion and customer retention costs (CRC) is faster than payback on new customer CAC such that we are generating a 58%-62% contribution margin on our recurring customer base which contributes meaningfully to our growth efficiency. We intend to continue to invest in customer acquisition to support future growth, as well as in customer retention to drive NRR and to increase the lifetime value of our customers. GAAP general and administrative costs increased to $12.2 million from $11.7 million in Q3-24, and our non-GAAP general and administrative costs increased to $10.2 million in Q3-25 from $9.5 million in Q3-24. As a percentage of revenue, non-GAAP general and administrative expenses decreased to 14% in Q3-25, an improvement of 1 percentage point compared to Q3-24. * non-GAAP 12 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Q3-25 GAAP operating loss was ($2.7) million or (4%) of revenue, compared to ($2.5) million or (4%) of revenue for the third quarter of 2024. Q3-25 non-GAAP operating profit was $4.6 million or 6% of revenue, compared to a non-GAAP operating profit of $4.4 million or 7% of revenue for the third quarter of 2024, exceeding our guidance range due to the phasing of certain operating expenses that shifted from the third to the fourth quarter. We plan to continue to generate non-GAAP operating profit in the future. GAAP net loss was ($4.3) million compared to ($2.6) million for the third quarter of 2024. Non-GAAP net income was $4.4 million or 6% of revenue, compared to $4.0 million or 6% of revenue for the third quarter of 2024. GAAP net loss per share was ($0.05), compared to ($0.03) for the third quarter of 2024. Non-GAAP basic and diluted income per share was $0.05, consistent with $0.05 for the third quarter of 2024. Our Remaining Performance Obligations (RPO) totaled $268 million at the end of Q3-25, up 26% YoY from $213 million at the end of Q3-24. We expect to recognize approximately 68% of total Q3-25 RPO as revenue over the next 12 months. We ended the third quarter with $65.5 million in cash and cash equivalents and no outstanding debt. Net cash generated from operating activities was $3.5 million in Q3-25, compared to $9.3 million in Q3-24. Non-GAAP normalized free cash flow was $3.0 million in Q3-25, compared to $9.0 million in Q3-24. Importantly, Q3-25 is the eighth consecutive quarter of positive free cash flow, which we aim to sustain going forward. Our Business Outlook Following the results in the first nine months of 2025, we are reiterating our revenue guidance for the full year and raising our operating profit guidance. We expect total revenue for the full year of 2025 in the range of $285.0 million to $288.0 million, representing 15% year over year growth at the midpoint of the range. We expect non-GAAP operating profit for the full year to be between $8.5 million and $9.5 million, an increase from our previous expectation. The updated operating profit guidance is significantly higher than the guidance we provided at the beginning of the year reflecting our focus on disciplined execution. 13 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Our Focus on Profitable Growth At the beginning of 2025, we shared with you our three strategic objectives for the year and are pleased with the progress that we made during the first nine months of 2025: (1) To expand our investment to enhance our Digital Data to provide our customers with the tools and capabilities to compete and win in the rapidly evolving digital world. During the first half of 2025 we launched a series of new products, as discussed above, including Gen AI Intelligence, App Intelligence and Ad Intelligence, as part of our efforts to provide the most comprehensive view of the digital world. We are super pleased with the adoption of these products by our customers. (2) Expand our GTM teams and land additional enterprise customers as we continue to expand the existing enterprise customer base. We completed the expansion of our sales team at the end of the first quarter and in Q3-25 we had 30% more sellers than in Q3-24. We are encouraged by the improving productivity as the new hires ramp with a sequential increase in yield, as discussed above and the 15% YoY increase in total customer accounts and 13% YoY growth in $100,000 customers that account for 63% of revenues. (3) To operate efficiently. Q3-25 was our eighth consecutive quarter of positive free cash flow and we reported positive non-GAAP operating profit, exceeding our expectations. We plan to remain profitable on a non-GAAP basis and cash-generative on a quarterly basis. We believe that our culture of disciplined execution will continue to create opportunities for us to perform well in the future. We remain focused on working to become a “Rule of 40” company on an annual basis over time. As we shared with you in the past, global macroeconomic conditions may continue to present challenges for our business and for our customers, but we believe that much of what we believe is needed to achieve our strategic objectives is within our control. 14 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 New Chief Financial Officer I am super excited that Ran Vered will be joining Similarweb as Chief Financial Officer in December. Ran brings more than two decades of finance leadership with a proven track record in driving growth, efficiency, and strategic transformation. Ran joins us from Lusha, a high-growth SaaS Sales Intelligence enterprise software provider of B2B data. Before Lusha, he was the CFO of Ceragon Networks Ltd. (Nasdaq: CRNT) and Radcom Ltd. (Nasdaq: RDCM). I would like to thank Jason Schwartz for his 10 years of service as our CFO and wish him success in the future. We continue to make significant progress towards our long-term profit and free cash flow margin targets and look forward to sharing our progress with you. As we like to say, we are still “just getting started”. Thank you for your continued support as a shareholder. Sincerely,   Or Offer Founder and Chief Executive Officer 15 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Consolidated Balance Sheets 16 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Comprehensive Income (Loss) 17 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Share-based compensation costs included above:   18 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Cash Flows 19 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP gross profit to Non-GAAP gross profit 20 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Reconciliation of Loss from operations (GAAP) to Non-GAAP operating profit 21 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating expenses to non-GAAP operating expenses 22 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Reconciliation of Net loss (GAAP) to non-GAAP Net income Reconciliation of net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow 23 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 Forward-Looking Statements This letter to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for 2025 described under "Business Outlook,” the expected performance of our business, future financial results, strategy, long-term growth and overall future prospects, and our acquisitions and our offerings, our customers’ continued investment in digital transformation and reliance on digital intelligence, our products and solutions and the size of, and our ability to capitalize on, our market opportunity and our plans to invest in sales and R&D. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, and challenges in our business and in the markets in which we operate, and the impact of the October 2023 attack by Hamas and other terrorist organizations, and Israel's subsequent war against them, on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete. 24 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 27, 2025, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur. Forward-looking statements represent our beliefs and assumptions only as of the date of this letter. Except as required by law, we undertake no duty to update any forward-looking statements contained in this letter as a result of new information, future events, changes in expectations, or otherwise. Certain information contained in this letter relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this letter, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of any information obtained from third-party sources. In addition, all of the market data included in this letter involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. Non-GAAP Financial Measures This letter to shareholders contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP and should not be considered a measure of liquidity. Free cash flow represents net cash provided by operating activities, less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP gross profit, non-GAAP gross margin, 25 Similarweb Q3 2025 Shareholder Letter

Exhibit 99.2 non-GAAP research and development expenses, non-GAAP research and development margin, non-GAAP sales and marketing expenses, non-GAAP sales and marketing margin, and non-GAAP general and administrative expenses, non-GAAP net income (loss) and non-GAAP income (loss) per share represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, non-operating foreign exchange gains or losses and the relevant net tax effect as applicable and indicated in the above tables. Other Metrics Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year, expressed as a percentage. We define Annual Recurring Revenue (ARR) as the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. A contract is included in ARR for a particular period if it is active at the end of the applicable period and is excluded if it is not active at the end of the applicable period. Multi-year contracts are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by 12. ARR excludes non-recurring revenues, non-subscription revenues, revenues that are one-time in nature or revenues from subscriptions to our offerings for a period that is less than an annual subscription term. ARR is an operational measure that management uses to evaluate the scale of our annual subscription contracts. While ARR is useful in assessing the scale of our contracted subscription business, it is not necessarily indicative of future GAAP revenue, which is subject to factors such as customer renewals, expansions, contractions, churn and upsell or cross-sell opportunities. Since ARR is not a defined measure under GAAP, investors should not consider ARR as a substitute for revenue recognized under GAAP or for other GAAP-related measures such as remaining performance obligations or deferred revenue. ARR differs from revenue recognized in accordance with GAAP because GAAP revenue is recognized as performance obligations are satisfied, includes non-recurring revenues, such as revenue that is one-time in nature, subscriptions with less than an annual term, non-subscription revenue and the effects of contract modifications. 26 Similarweb Q3 2025 Shareholder Letter